Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CLEARWATER DISTILLING COMPANY LLC dba "Clear Water"
564 W 700 S, Suite 401
Pleasant Grove, UT 84062
https://www.clearwaterdistilling.com/

Up to $4,999,999.62 in Crowdfunding Units at $4.06
Minimum Target Amount: $9,999.78

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: CLEARWATER DISTILLING COMPANY LLC dba "Clear Water"
Address: 564 W 700 S, Suite 401, Pleasant Grove, UT 84062
State of Incorporation: UT
Date Incorporated: April 23, 2018

Terms:

Equity

Offering Minimum: $9,999.78 | 2,463 shares of Crowdfunding Units
Offering Maximum: $4,999,999.62 | 1,231,527 shares of Crowdfunding Units
Type of Security Offered: Crowdfunding Units
Purchase Price of Security Offered: $4.06
Minimum Investment Amount (per investor): $247.66

**Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Units

As you have previously invested in Clear Water, you are eligible for additional bonus units.

Time-Based Investment Incentives

VIP Early Bird Bonus

Invest within the first two weeks and receive 10% bonus units.

Friends and Family Early Bird Bonus

Invest within the first four weeks and receive 7% bonus units.

Super Early Bird Bonus

Invest within the first six weeks and receive 5% bonus units.

Early Bird Bonus

Invest within the first eight weeks and receive 2% bonus units.

Amount-Based Investment Incentives

$2,500+ | Clear Water Perk

Invest $2,500+ and receive 5% bonus units.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Clear Water will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine unitholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Crowdfunding Units at $3.65 / unit, you will receive 110 Crowdfunding Units, meaning you'll own 110 Crowdfunding Units for $365. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Clear Water Distilling Company LLC (dba "Clear Water") is an innovative distillery that is not afraid to color outside the lines. Clear Water creates ultra-premium spirits that may or may not fall within established alcohol industry categories. Just like a chef experiments with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. From the category-defying Icon series spirits to more traditional offerings like ScandaLust and 14 Yr Light Whiskey, Clear Water is redefining the boundaries of the industry.

The company's business model relies on Direct to Consumer sales through e-commerce, local in-person sales at the distillery, sales to local bars and restaurants, and out-of-state distributor sales. Clear Water Distilling Co. creates spirits in the premium and ultra-premium price band.

Competitors and Industry

Industry

The spirits industry has seen egular annual growth. U.S. beverage alcohol e-commerce sales are expected to reach more than $42 billion across key markets by 2025; a growth of +66%. A quarter of global drinkers are now ordering online. Over the five years to 2021, the industry has also experienced relatively stable growth. Premiumization, in which consumers trade up for higher-quality, higher-priced spirits, has been the main driver behind industry growth during the period. Additionally, consumers have preferred craft and artisanal spirits, resulting in a substantial increase in the number of industry enterprises.

Competition

It is hard to compare Clear Water Distilling Company LLC to other distilleries. Most craft distilleries immediately focus on gin, vodka, or rum while they get started on aging a whiskey. This is what sets Clear Water apart. Rather than trying to produce gin or vodka in an ever-flooding market, Clear Water is merging ingredients and strategies to create an all-new experience for consumers. Joséphine is not a true Eau-De-Vie, nor a Rum nor Gin, but a delicious amalgam of all three. Lorenz and René merge methods from various spirits to create delicious and unique offerings. These spirits do not have direct competitors, as there is nothing like them on the market. ScandaLust Cinnamon Whiskey takes market share from the substantial flavored whiskey market, but with an unsweetened, nothing-artificial-added premium cinnamon whiskey.

Current Stage and Roadmap

Clear Water Distilling Co has been open for sales since March 2020. In that time, it has produced 7 spirits and has already won many awards. Clear Water sells direct-to-consumer ("DTC") in 45 states. It also has traditional distribution in 8 states. Clear Water also has a local tasting room and retail space. All of these channels are growing and expanding, increasing sales and beating sales projections 6 months running.

Clear Water Distilling plans to increase sales in all of these channels, primarily through influencer marketing for DTC, hiring a National Sales Manager for traditional distribution, and increasing retail offerings and events at the distillery for local sales, all beginning this year, 2022.

The Team

Managers

Name: Matt Eau Claire

Matt Eau Claire's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Manager
  Dates of Service: December 05, 2017 - Present
  Responsibilities: Final Decisions, Manage External Issues, Matthew Eau Claire has an annual salary of $90,000/yr.

Other business experience in the past three years:

- **Employer:** USANA Health Sciences
  Title: Enterprise Data Architect
  Dates of Service: March 27, 2017 - March 15, 2019
  Responsibilities: Manage and analyze all data for the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no certain assurance that the Company will meet our projections. There can be no certain assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product. However, the Company will be endeavoring to execute in a way to hit those projections by ways of analyzing market conditions and investing in initiatives to realize a return on those conditions. The Company will also make decisions and moves to accommodate the given and changing market to present products in sufficient time and quantity to realize a profit.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Securities that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. The Units are also subject to significant restrictions on transfer pursuant to the Operating Agreement.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for the Securities and there may never be one. As a result, if you decide to sell the Securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Units are also subject to significant restrictions on transfer pursuant to the Operating Agreement.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Securities in the amount of up to $5 Million in this offering, and may close on any investments that are made. If it cannot raise a substantial portion of those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, alcoholic spirits. Our revenues are therefore dependent upon the market for alcoholic spirits.

Minority Holder; Securities with No Voting Rights
The Securities an investor is buying have no voting rights attached to it. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the crowdfunding units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, may fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The number of suppliers (distilleries) is also growing at a tremendous rate, and the Company could become unnoticeable and obscured by the array of products in the marketplace. This could have a negative impact on sales and distribution opportunities.

We are competing against other recreational activities
Although we are a spirits company that caters to a select market, we do compete against other recreational activities such as cannabis. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The alcoholic beverage industry is highly regulated by multiple local, state and federal agencies. The Alcohol and Tobacco Tax and Trade Bureau is the primary federal agency and it imposes the most federal regulations mostly around the calculation and submission of excise tax. There are 2 primary distribution methods for spirits distribution in the 50 states. "Three-tier" states and "Control" State. Three-tier states require that a distributor or wholesaler act between a supplier(distillery) and seller (bar/restaurant/retailer). As such, we will be required by law in those states to sell to a distributor/wholesaler. The distributor/wholesaler could possibly be a risk to our sales and distribution for that entire state as they may encounter financial difficulty, and any risk known to any company as well as the fact they may choose not to concentrate on selling our product. Also, some states, like Nevada have laws that prevent suppliers from changing distributors/wholesalers once a certain levels of sales has been hit. This presents a risk in that the distributor may then change their focus on selling our product.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Clear Water Distilling Co or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Clear Water Distilling Co could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [members]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [members] and will have no such right.

An increase in alcoholic beverage excise taxes could adversely affect financial results.
The federal government and all of the states levy excise taxes on alcoholic beverages. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. If federal or state excise taxes are increased, the Company may need to increase its selling price to maintain its current projected margins, which may or may not be accepted by our customers.

An increase in alcoholic beverage excise taxes could adversely affect financial results.
The federal government and all of the states levy excise taxes on alcoholic beverages. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. If federal or state excise taxes are increased, the Company may need to increase its selling price to maintain its current projected margins, which may or may not be accepted by our customers.

Changes in consumer preferences or public attitudes about alcohol could decrease demand for the Company's products.
If consumers are unwilling to accept the Company's products or if general consumer trends cause a decrease in the demand for alcoholic beverages, including craft spirits, it would adversely impact the Company's sales and results of operations. There is no assurance that the craft spirit segment will experience growth in future periods. If the markets for beer, wine, cannabis, or flavored alcohol beverages continue to grow, this could draw consumers away from the spirit industry in general and the Company's products specifically and have an adverse effect on the Company's sales and results of operations. Further, the alcoholic beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking, and health consequences from the misuse of alcohol. As an outgrowth of these concerns, the possibility exists that advertising by spirit producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on beer sold in the United States. If craft spirits in general were to fall out of favor among domestic consumers, or if the domestic craft spirit industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company's financial condition, operating results, and cash flows.

Additional Risk Factors
Additional Factors to Consider

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew D Eau Claire	1,801,000	Voting Units	63.338%

The Company's Securities

The Company has authorized Non-Voting Units, Crowdfunding Units, and Voting Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,231,527 of Crowdfunding Units.

Non-Voting Units

The amount of security authorized is 406,499 with a total of 406,499 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Units.

Material Rights

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

Distribution

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

General Restrictions on Transfer

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement. Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

Call right

Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members' initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members' initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units held by such Member.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

** Please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.*

Crowdfunding Units

The amount of security authorized is 450,593 with a total of 450,593 outstanding.

Voting Rights

There are no voting rights associated with Crowdfunding Units.

Material Rights

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

Distribution

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member’s Units (the Units subject to such offer to be hereinafter called the “Target Units”), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the “Transferring Members”), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members’ Units, on the same terms and conditions as accepted, subject to this Agreement. Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the “Cause Call Right”) by delivering a written notice to the applicable Member of the Company’s intent to exercise its Cause Call Right not more than sixty (60) days after the Company’s discovery of actions or inactions giving rise to the Company’s exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

Call right

Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members' initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members' initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units held by such Member.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

** Please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.*

Voting Units

The amount of securities outstanding is 2,843,497.

Material Rights

Voting Rights.

Holders of Voting Units are entitled to one vote per Voting Unit held.

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement.

Distributions

The Company may in the sole and absolute discretion of the Manager make

Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis

accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

** Please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.*

What it means to be a minority holder

As a minority holder of Clear Water Distilling Co Equity Crowdfunding Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of units outstanding could result from an offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Reg CF 1
  Type of security sold: Equity
  Final amount sold: $1,070,347.97
  Number of Securities Sold: 451,995
  Use of proceeds: Operating Expenses, Marketing, Growth, Expansion into E-commerce
  Date: May 01, 2021

Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $21,762.00
  Use of proceeds: Operating Expenses
  Date: April 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 106,500
  Use of proceeds: Professional Consulting Services
  Date: December 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 25,000
  Use of proceeds: Equipment Purchases
  Date: August 17, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Clear Water Distilling Co is still in the start-up stage of growth, having had income for less than 3 years. Even though revenue is increasing roughly 3x year-over-year, with traditional new business start-up costs, Clear Water is not yet cash positive. It is normal for distilleries to have a 3-5 year period before profitability.

https://www.profitableventure.com/income-craft-distillery-make-margin/

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $320,609 and increased from $90,209 in 2020. Note that 2020 was a partial year (we had our first sale in March 2020). We first opened our doors the week Covid hit our community in March 2020, with only one product and only local walk-in sales. The plan was to sell to bars and restaurants, which were incidentally also impacted by Covid shutdowns and decreased in-person consumer activity. We quickly pivoted to online direct-to-consumer sales, shipping to approximately 30 states by the summer of 2020. We also released our 2nd product, Josephine, in November 2020. In 2021 we released more spirits including Rene and ScandaLust Cinnamon Whiskey, as well as a special limited edition Light Whiskey. We also changed e-commerce retailers, expanding our shipping states by approximately 50%. We saw our customer base steadily increase as well, with marketing email list membership growing from approximately 1500 in late 2020 to over 4,000 by the end of 2021.

Cost of Sales

Cost of sales in 2020 was $104,599 as start-up expenses and purchases factored into first-year product development. Cost of Sales 2021 increased to $240,945 because of more products available and higher revenues due to increased online and in-state sales.

Gross margins

2021 Gross profits increased to $79,664 from 2020's ($14,390). This was due to the higher volume of sales in 2021 compared to 2020.

Expenses

The Company's operating expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development expenses for the newest products. In 2021 the company hired more employees to keep up with increased production and retail open hours. We anticipate the operating expenses to increase commiserate with sales increases. In 2020 the operating expenses were $397,225, and in 2021 they were $632,253, primarily due to increased marketing initiatives and employee hires.

Historical results and cash flows:

Clear Water Distilling Co's historical results are in line with projections for future growth, at 2-3x year-over-year revenue increases for the next few years. The company's plans for expansion of sales and marketing budgets support this projection.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022, the Company has capital resources available in the form of a line of credit for $75,000 from Headway Bank, a shareholder loan in the amount of $30,000, and approximately $35,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support revenue growth through increased sales and marketing initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 12 months. This is based on a current monthly burn rate of $60,000 for expenses related to operating expenses of approximately $50,000/mo and marketing budgets of approximately $5,000 - $10,000/mo.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for more than 5 years. This is based on a current monthly burn rate of $60,000 for expenses related to operating expenses, salaries and marketing, but will allow the company to expand sales and marketing by greater than $10,000/mo.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including private equity raises as well as SAFE Notes to private equity investors concurrent to the StartEngine offering. Successful raising of capital from private investors could affect the company's decision to raise the full amount from StartEngine. There have been no SAFE notes issued thus far.

Indebtedness

- **Creditor:** Dave Fisher
  Amount Owed: $131,250.00
  Interest Rate: 40.0%
  Maturity Date: October 01, 2022

- **Creditor:** Judith Metz
  Amount Owed: $50,000.00
  Interest Rate: 25.0%
  Maturity Date: December 31, 2022

- **Creditor:** Matt & Stephanie Eau Claire
  Amount Owed: $25,000.00
  Interest Rate: 30.0%
  Maturity Date: June 01, 2023

- **Creditor:** Headway Capital
  Amount Owed: $74,900.00
  Interest Rate: 40.0%
  Maturity Date: January 02, 2024

- **Creditor:** OnDeck Capital
  Amount Owed: $116,606.00
  Interest Rate: 41.1%
  Maturity Date: June 16, 2023

- **Creditor:** Square Line of Credit
  Amount Owed: $7,298.00
  Interest Rate: 13.0%
  Maturity Date: December 03, 2023

- **Creditor:** Forward Financing
  Amount Owed: $121,275.00
  Interest Rate: 40.0%
  Maturity Date: January 24, 2023

- **Creditor:** Chase Bank Credit Card
  Amount Owed: $58,000.00

Interest Rate: 16.74%
Maturity Date: December 31, 2024

Related Party Transactions

- **Name of Entity:** Matthew Eau Claire
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Personal Loans to the company.
  Material Terms: Since inception, the Company received advances/loans from founder Matthew Eau Claire. As of December 31, 2021, and December 31, 2020, the Company had outstanding loans to Matthew Eau Claire in the amount of $33,430 and $11,445, respectively. The loan carries an interest rate of 15% and no maturity date has been set. The entire loan balance has been classified as non-current.

Valuation

Pre-Money Valuation: $15,026,015.34

Valuation Details:

Our previous crowdfunding took place at a 7.5 million valuation in 2019-2021, where Clear Water Distilling Co raised over $1 million. Since then, sales have increased and expanded to 47 states. Also, product lines have increased from 0 spirits to 7.

Local improvements have been made with larger equipment leases and purchases. Starting with a 50-gallon still, Clear Water now has a 100-gallon spirit still and a 600-gallon stripping still, increasing production capacity greatly. The maximum capacity in the current leased space with current equipment is approximately 15,000 cases per year.

There have been significant tasting room and retail space upgrades. In the previous round, there was no tasting room, and local sales were limited because of Covid.

Clear Water currently boasts a larger customer base compared to its pre-revenue first raise, with over 4,000 people on email lists alone. Clear Water also has generated a social media presence with approximately 10,000 followers on Facebook, Instagram, TikTok, and YouTube combined.

Clear Water has also set up traditional distribution to FL, CA, IL, CO, NY, NJ, and IA.

Influencer marketing is set up and functional. Agreements are in place with many influencers, including Nic Hamilton, Johnny Drinks, and verbally with Bobby Maximus. This influencer marketing strategy is an effective sales strategy as the followers exceed 10 million people.

Sales trajectories are increasing about 3x YoY.

Clear Water Distilling Co owns the Trademarks on RyeMagnac, ScandaLust, Josephine, and Lorenz.

Margins for the products are above industry averages, which are at approximately 30 - 45%.
https://www.profitableventure.com/income-craft-distillery-make-margin/

57% on Lorenz

73% on Rene

70% on ScandaLust

63% on Josephine

The Company set its valuation internally without a formal-third party independent evaluation. The above examples of methods used for valuation will be utilized by Clear Water when valuing its securities in the future, including during subsequent corporate actions.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.78 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  94.5%
  Funds will be used for ingredients, supplies, and bottling materials.

If we raise the over allotment amount of $4,999,999.62, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  35.0%
  Funds will be used to promote our brands to consumers. This could include influencer marketing, advertisements, and fees associated with sponsorships.

- *Company Employment*
  15.0%
  Funds will be used to pay current salaries and expand by bringing on new hires as needed, especially in sales.

- *Working Capital*

20.0%
Funds will be used to pay for operational expenses such as rent, utilities, and supplies.

- *Inventory*
  13.0%
  Funds will be used to secure raw materials for our spirits and keeping production ahead of sales projections.

- *Operations*
  11.5%
  Funds will be used to pay for remaining operational expenses such as events, repairs, and maintenance.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.clearwaterdistilling.com/ (At the bottom of the Campaign page.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/clearwaterdistilling

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CLEARWATER DISTILLING COMPANY LLC dba "Clear Water"

[See attached]

ClearWater Distilling Company LLC

Financial Statements
Year Ended December 31, 2021 and 2020
Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Members
ClearWater Distilling Company LLC
Pleasant Grove, Utah

Opinion

We have audited the financial statements of ClearWater Distilling Company LLC, which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of ClearWater Distilling Company LLC. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ClearWater Distilling Company LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ClearWater Distilling LLC's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ClearWater Distilling Company LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ClearWater Distilling Company LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 13, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 134,591	$ 55,321
Inventories	168,938	46,721
Total current assets	**303,529**	**102,042**
Property and equipment, net	235,409	82,031
Security deposit	6,000	-
Total assets	**$ 544,938**	**184,073**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 53,490	$ 9,333
Credit cards	62,899	13,607
Line of credit	26,718	-
Current portion of long term debt	77,546	-
Current portion of capital leases	20,040	11,040
Other current liabilities	4,140	5,479
Total current liabilities	**244,833**	**39,459**
Members' loan	11,446	50,342
Long term debt	47,783	41,025
Capital leases	61,483	30,171
Convertible note	21,985	-
Total liabilities	387,530	160,997
MEMBERS' EQUITY		
Members' equity	1,213,388	733,526
Equity issuance cost	(159,672)	(97,225)
Retained earnings/(Accumulated Deficit)	(896,308)	(613,225)
Total members' equity	157,408	23,076
Total liabilities and members' equity	**$ 544,938**	**$ 184,073**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 320,609	$ 90,209
Cost of goods sold	240,945	104,599
Gross profit	79,664	(14,390)
Operating expenses		
General and administrative	632,253	397,225
Research and development	4,320	3,012
Sales and marketing	298,191	32,088
Total operating expenses	934,764	432,325
Operating income/(loss)	(855,100)	(446,715)
Interest expense	36,735	20,485
Other loss/(Income)	(608,752)	726
Income/(Loss) before provision for income taxes	(283,083)	(467,926)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (283,083)**	**$ (467,926)**

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity	Equity Issuance Costs	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Balance—December 31, 2019	**$ 167,065**	**$ (27,931)**	**$ (145,299)**	**$ (6,165)**
Net income/(loss)	-	-	(467,926)	(467,926)
Members' contribution	3,000	-	-	3,000
StartEngine crowd funding	563,461	(69,294)	-	494,167
Balance—December 31, 2020	**$ 733,526**	**$ (97,225)**	**$ (613,225)**	**$ 23,076**
Net income/(loss)	-	-	(283,083)	(283,083)
Members' contribution	-	-	-	-
StartEngine crowd funding	479,862	(62,447)	-	417,415
Balance—December 31, 2021	**$ 1,213,388**	**$ (159,672)**	**$ (896,308)**	**$ 157,408**

See accompanying notes to financial statements.

ClearWater Distilling Company LLC
Statements of Cash Flows

As of December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (283,083)	$ (467,926)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	34,232	15,214
Changes in operating assets and liabilities:		
Inventories	(122,217)	(43,193)
Security Deposit	(6,000)	15,000
Accounts payable	44,157	(13,988)
Credit cards	49,292	(21,960)
Other current liabilities	(1,339)	5,479
Net cash provided/(used) by operating activities	**(284,958)**	**(511,374)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(223,568)	(4,459)
Disposal of fixed assets	35,958	726
Net cash provided/(used) in investing activities	**(187,610)**	**(3,733)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of convertible note	21,985	-
Borrowings on loans, net of payments	72,126	59,027
Borrowings on capital leases, net of payments	40,312	(6,418)
Members' contribution	-	3,000
StartEngine crowd funding	479,862	563,461
Equity issuance cost associated with StartEngine crowd funding	(62,447)	(69,294)
Net cash provided/(used) by financing activities	**551,838**	**549,776**
Change in cash	79,270	34,669
Cash—beginning of year	55,321	20,652
Cash—end of year	**134,591**	**55,321**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 36,735	$ 20,485
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ 81,523	$ 41,212
Capital leases	$ 49,892	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

ClearWater Distilling Company LLC was formed on April 23, 2018 ("Inception") in the State of Utah. The financial statements of ClearWater Distilling Company LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pleasant Grove, Utah.

ClearWater Distilling Company is an experimental distillery. ClearWater creates high end spirits that may or may not fall within established alcohol industry categories. Just like a chef experiment with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. By combining methods and ingredients traditionally used for a variety of spirits into one new spirit, Clear Water is redefining the boundaries of the industry.

ClearWater will manufacture and sell craft spirits globally. ClearWater will also conduct tours and tastings on site at the distillery. All business is currently conducted at the Pleasant Grove Facility.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and December 31, 2020, and 2018, the Company determined that no reserve was necessary. As of December 31, 2021, and December 31, 2020, the company had no account receivables.

Inventory

Inventories are recorded at the lower of cost or market, using first-in, and first out method (FIFO).

Property, Plant, and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. The useful lives are as follows:

Category	Useful Life
Other Machinery	5-7 years
Manufacturing Equipment	5-7 years
Leasehold Improvements	Lesser of 15 years or lease term
Office Equipment	5-7 years
Lab Equipment	5-7 years
Capital Leases	Lesser of 7 years or lease term

Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever event or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2021 and 2020. There can be no assurance, however, that the patents will be issued, the market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Income Taxes

Effective October 1, 2019, ClearWater Distilling LLC. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company elected C Corporation taxation October 1, 2019.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract

5) Recognize revenue as the performance obligation is satisfied

The Company derives revenues from the sale of spirits online, retailers, distributors, from retail swag sales, from manufacturing facility tour fees, and from contract distilling for other Alcohol and Tobacco Tax and Trade Bureau bonded buyers.

Operating Leases

Operating leases relate to vehicles and equipment. Rent expense for operating leases is recognized on a straight-line basis over the term of the leases, which ranges from three to five years.

Capital Leases

Capital leases relate to equipment and is recorded at fair value of the lease payments on the initial contract date. The asset is amortized over the term of the lease, which is generally five years.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 13, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2021		2020	
Merchandise inventory	$	4,082	$	1,455
Finished goods		45,552.86		23,710.88
Packaging		23,594.68		16,245.92
Raw Materials		95,707.89		5,309.82
Total Inventories	**$**	**168,938**	**$**	**46,721**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021		2020	
Other Machinery	$	10,083	$	10,083
Manufacturing Equipment		49,761		15,500
Leasehold Improvements		55,088		27,438
Office Equipment		4,252		-
Lab Equipment		1,282		1,282
Vehicles		71,555		-
Capital lease equipment		102,915		53,023
Accumulated depreciation		(59,527)		(25,294)
Property and Equipment, Net	**$**	**235,409**	**$**	**82,031**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and December 31, 2020, were in the amount $34,232 and $15,214, respectively.

5. MEMBERS' EQUITY

The current ownership percentages of members are as follows:

Member	% Ownership
Matt Eau Claire	48.90%
Stephanie Eau Claire	8.15%
James Pyle	8.15%
Factory 6	8.15%
Fred & Judy Metz	8.15%
CrowdFunding Investors	12.23%
All Others	6.29%
	100.00%

6. CAPITALIZATION AND EQUITY TRANSACTIONS

During the year ended December 31, 2021, the Company completed its first round of Regulation Crowdfunding "Reg CF" of non-voting member units at $2.42 per unit. As of December 31, 2021, the Company sold 450,593 units.

7. DEBT

Members' loan

Since inception, the Company received advances/loans from founders, Matthew and Stephanie Eau Claire. As of December 31, 2021, and December 31, 2020. The Company had outstanding loans to Matthew Eau Claire in the amount of $33,430 and $50,342, respectively. The loan carries an interest rate of 15% and no maturity date has been set. The entire loan balance has been classified as non-current.

Headway Capital Line of Credit

On September 24, 2021, the Company entered into a business line of credit agreement with Headway Capital. The line of credit carries a limit of $74,900, and has a variable interest rate. As of December 31, 2021, the Company's outstanding line of credit was $16,913.

Square Line of Credit

Throughout the year ended December 31, 2021, the Company has entered into, and settled, two line of credit loans with Square Financial Services Inc./Square Inc. On December 11, 2021, the Company entered into a third line of credit loan in the amount of $11,403. The line of credit carries an interest rate of 13% and matures on February 9, 2022. As of December 31,2021, the Square loan balance was $9,804, including interest.

ODK Working Capital Loan

On December 16, 2021, the Company entered into a working capital loan with ODK Capital LLC in the amount of $127,725, for a term of eighteen months, and with an interest rate of 41.10%. The loan requires weekly payments of $2,200. As of December 31, 2021, the current portion of the loan was $77,546, and the long portion was $47,783.

Convertible Note

On April 30, 2021, the Company converted a loan payable into a convertible note in the amount of $23,032. The note carries an interest rate of 12% per annum, and interest is computed on a monthly basis of the actual number of full calendar months elapsed. The maturity date of the note is March 30, 2022, upon which time the note converts to 17,500 fully vested preferred voting units of the Company.

8. RELATED PARTY

Since inception, the Company received advances/loans from founder Matthew Eau Claire. As of December 31, 2021, and December 31, 2020, the Company had outstanding loans to Matthew Eau Claire in the amount of $33,430 and $11,445, respectively. The loan carries an interest rate of 15% and no maturity date has been set. The entire loan balance has been classified as non-current.

9. COMMITMENTS AND CONTINGENCIES

Operating leases

On August 1, 2021, the Company signed an extension of their original lease agreement with a certain lessor for warehouse and office space. The extension of the lease is for sixty months commencing on August 1, 2021 and shall end on July 31, 2026. The Company paid a security deposit of $6,000 and the monthly rent is in the amount of $5,922, plus an estimated $872 pro-rata share of the building's operating expenses, which subject to increase/decrease in the following calendar years. The lease includes an annual three-percent increase throughout the term of the lease.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

As of Year Ended December 31, 2021		
2022		71,951
2023		74,115
2024		76,338
2025		85,293
Thereafter		46,659
Total future minimum operating lease payments	**$**	**354,356**

Rent expenses for years ended December 31, 2021, and December 31, 2020, were in the amount of $74,764 and $67,920, respectively.

Capital Leases

During 2019, the Company entered into multiple capital leases for certain equipment in total amount of $53,023. The leases mature over a period of sixtyb months. There is an option to purchase the assets at the end of the leases. The balance as of December 31, 2021, is $39,538.

During 2021, the Company entered into an additional capital lease for certain equipment in the total amount of $46,598.65. The lease matures over a period of sixty months. There is an option to purchase the assets at the end of the lease. The balance as of December 31, 2021, is $41,984.

Future minimum maturities under these capital leases as of December 31, 2021, were as follows:

Year	Obligation
2022	20,040
2023	23,641
2024	22,037
2025	12,382
Thereafter	3,421
Total minimum future obligation	**$ 81,523**

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of year ended December 31,	2021	2020
Net operating loss	$ (73,460)	$ (121,427)
Valuation allowance	73,460	121,427
net provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of year ended December 31,	2021	2020
Net operating loss	$ (202,930)	$ (129,470)
Valuation alloance	202,930	129,470
Total deferred tax asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $782,003, and the Company had state net operating loss ("NOL") carryforwards of approximately $782,003. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RESTATEMENT

The company has restated its previously reported financial statements as of and for the year ended December 31, 2019, and related disclosures. The restatement of the company's financial statements is subsequent to an independent review of the year 2019 financial statements. During the audit of the fiscal years 2021 and 2020 financial statements, discrepancies were identified in the financials provided by the company when compared to the reviewed financial statements as of and for the year ended December 31, 2019. It was noted that the company's management restated the 2019 financial statements because of errors in the accounting system that were not identified during the 2019 and 2018 review. The effects of the restatement, including the correction of all errors identified by Company's management are reflected in the Company's financial statements and accompanying notes included herein.

The following table summarizes the changes made to the December 31, 2019:

	Original	Adjustment	Restated
Net loss	(147,067.30)	(123,976.74)	23,090.56
Operating cash flows	(83,501.33)	(68,501.33)	15,000.00
Cash flows from investing	(50,843.98)	(65,843.98)	(15,000.00)
Total Assets	118,495.56	132,691.62	14,196.06
Total liabilities	150,751.44	138,856.94	(11,894.50)
Retained earnings/(Accumulated Deficit)	(168,389.63)	(145,299.07)	23,090.56
Total members' equity	(32,255.88)	(6,165.32)	26,090.56

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 13, 2022, which is the date the financial statements were available to be issued.

On January 13, 2022, the Company entered into a loan agreement with David Fisher in the amount of $131,250 to purchase inventory product. The loan carries an interest rate of 40%, and a maturity date of October 1, 2022 has been set. As of the date of the report issuance, the loan plus accrued interest of approximately $160,417.

During the period from January 1, 2022, through the date of report issue, the Headway Capital line of credit increased a net amount of $56,317, including draw fees.

On March 14, 2022, the Company entered into a note payable to shareholder in the amount of $50,000. The loan carries an interest rate of 25% and is a working capital loan with a maturity date of December 31, 2022.

On April 1, 2022, the principal and interest related to the convertible note was converted to 17,500 shares of the Company.

On May 12, 2022, the Company established a VIP Share Plan. The purpose of this VIP Share Plan is to motivate, reward and retain key contributors to the Company by providing a special incentive based on the appreciation in value of the Company at the time of its sale. This Plan is not an equity plan and is intended to provide an incentive payment to selected employees, consultants, and directors of the Company. The total number of VIP Shares authorized to be granted and redeemed under the Plan is 399,343 VIP Shares.

On May 10, 2022, Co-founder, Stephanie Eau Claire, loaned the company $25,000. The loan carries a simple interest rate of 30% can does not have a maturity date.

On May 19, 2022, the Company entered into a working capital agreement with Forward Finance in the amount of $100,000. Repayment terms include weekly payments in the amount of $3,675 for forty (40) weeks for a total repayment of $147,000.

Through the date of this report, the members' loan from founders, Matthew and Stephanie Eau Claire, increased by $77,268, net of payments made.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $289,083, an operating cash flow loss of $284,957, and liquid assets in cash of $134,591, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Clear Water Distilling

Open your world to a whole new taste


CLEAR WATER
DISTILLING
DEFIANTLY DIFFERENT PREMIUM SPIRITS

Website | Pleasant Grove, UT | FOOD & BEVERAGE

$0.00 raised

0 Investors	**$15M** Valuation
$4.06 Price per Share	**$247.66** Min. Investment
Common Security Type	**Equity** Offering Type
$5M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Clear Water Spirits specializes in super premium spirits, a high-growth segment in the spirits market. With our product lineup, we feel we are offering consumers a new palate - as our spirits are created for flavor and not necessarily to fit into a category like rum or vodka. Using non-traditional marketing tactics to expand market share, our recent campaign generated the entire February projection in 8 days.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We are a celebrity endorsed distillery, offering a whole new category of expressive spirits to the market. We are using influencer marketing in aggregate, having multiple celebrity endorsements rather than only one.
- Beverage alcohol e-commerce sales are expected to reach more than US $42 billion across key markets by 2025; a growth of +66%. A quarter of global drinkers are now ordering online. (Source)
- Our sales are growing and beating estimates consistently because of our DtC efforts - all done with little time and money.

OVERVIEW

We are a distillery that colors outside the lines

"We won't be confined by standard categories to make incredible new spirits." - Matt Eau Claire, CEO

And with that, our distillery strives to make spirits based on a target flavor, not category. After all, some of the best products out there do not fit in a box.

This freedom of creativity results in a new palate for bartenders and mixologists - inspiring spirits that may have never existed before. We are here to offer the consumer the chance to try something absolutely new.


CLEAR WATER
DISTILLING Co
RENÉ
John, COO of Clear Water Distilling
A SPIRIT WITH CREATIVE FREEDOM
Inspiring spirits that result in new palates for bartenders & mixologists.

We have only just begun. We have many product ideas and a healthy appetite for continuous growth and imagination. Using non-traditional marketing tactics to expand market share - we feel we are poised for rapid growth.

THE PROBLEM

Brick & Mortar Retail Consumerism is Shrinking



(Source)

Our team is known to push limits and take on challenges when others won't. In our view, companies that stick with a retail strategy are missing the boat. Online shopping is flourishing, and we believe our consumer-intelligence based DTC efforts are ahead of the curve in the premium spirits category.

THE SOLUTION

Our Direct-to-Consumer Approach is Driving Sales



Clear Water
DISTILLING
OUR PREMIUM, CREATIVE PRODUCTS
Clear Water Icon Series
Award-winning, signature spirits showcase Clear Water's creativity and vision. All are like nothing else on the market and respond to consumer demand for a new palate.
JOSEPHINE
LORENZ
RENE

We not only use ingredients to express creativity, we also use our distillation process to do the same.



JOSEPHINE
EAU-DE-VIE

Think of how a botanical basket is generally used for vapor infusing gin. We have taken that process and applied it to our ‘Lorenz’ which is mainly a cane-based spirit and infused it with cinnamon sticks and vanilla beans. The process of emulsifying those oils picks up a tremendously delicious flavor - **with no sugars**.

And when it comes to creating new spirits all together - our ‘Joséphine’ is a perfect example of just that. As the spirit opens, it changes flavor profile, and as the spirit ages, even in bottles, it changes character and deepens in complexity. Joséphine is made from fruits and molasses and rested, but not aged, with toasted oak. This gives it a profile of a lovely brandy but also with spice and smoky notes found in a fine Scotch, and then rounds out with earthy notes and a magnificent mouthfeel.

Then there’s our 30-year-old imported Rene Rye-Magnac – a blend of fine XO French Armagnac and spicy American Rye Whiskey. These two unique profiles come together to form something better – adding to our iconic line of new spirit creations.

Lastly, there’s our top selling product: our ScandaLust Cinnamon Whiskey. Intended for mature audiences, this all natural, unsweetened whiskey has a cinnamon kick that doesn’t leave anyone missing syrupy sweeteners.

Continuing the creative spark - we also prefer to make batch-based products which will vary in flavor batch to batch due to idea improvements, and agriculture. Wine will vary year to year, why should spirits based on crops need to remain identical year to year?

We’ve always known we want to be more than just a company that distills liquor. We want to create an engaged community that fosters awareness for things larger than themselves. In honor of the historical figures who inspire our liquors, we’re giving back to organizations that we believe our icons would have supported.


ENGAGING COMMUNITY
THAT GIVES BACK
Donating to the organizations that we believe our icons would have supported.
JOSÉPHINE
EAU-DE-VIE
LORENZ
CRAFTED SPIRIT
RENÉ
RYE-MAGNAC

When it comes to our business model - we are Direct to Consumer Focused. With that, we feel to be already ahead of the pack on at-home delivery, shipping to 45 states and SMS text ordering-enabled.

THE MARKET

The global ecommerce market for spirits and wine increased by nearly 43% from 2019 to 2020 (Source)

Needless to say - we are at the right place at the right time. Did we mention consumer demand is also outranking supply (Source)?


IN THE RIGHT PLACE
AT THE RIGHT TIME

It's clear that consumers are looking for spirits outside traditional categories like gin, rum and vodka. That's where we come in. We think a lot sets us apart from the rest, and here are just a few examples:

High Growth Market Segment: Clear Water specializes in Super Premium spirits - a high-growth segment of spirits sales

Offering Consumers a New Palate & Blurring Categories: Spirits are created for flavor, not to fit in a category, such as rum or vodka.

Creative Targeted Marketing: Using non-traditional marketing tactics to expand market share (social media influencers, cigar pairings). Recent campaign generated the entire February projection in 8 days.

OUR TRACTION

Medaled in every competition we've entered


OUR AWARDS
2020
BARTENDER
SPIRITS AWARDS
SILVER
LONDON SPIRITS
LSC
GOLD
2021
COMPETITION

Along with that, we've also...

- **Hit** $672k in lifetime revenue since March 2020
- **Established** 5 award-winning product lines
- **Increased** production capacity since launch
- **Acquired** 11 influencer marketing partners
- **Acquired** 7,000+ people on email list

We also exceeded our entire February month revenue projection in a single, week-long influencer marketing campaign. There, we completed $23.1K sales and 328 orders - all in 8 days. Adding to the momentum, we have outperformed our forecasts 6 months in a row.

WHY INVEST

Clear Water Distilling is a new kind of distillery

We believe we create spirits that span categories - going far beyond traditional spirit categories such as rum, gin, vodka, or whiskey.

With that, we think Clear Water has poised itself to be a pioneer in true craft distilling, even trademarking the terms RyeMagnac and ScandaLust.


INVEST IN A FUTURE FULL OF EXPRESSION
2020–21 Growth Rate (Change in Revenue)
35.1% Brand Building /Exposure
30.9% Operational Capital
17.5% Sales/Personnel
16.4% Production & Raw Materials

We believe to be creating an entirely-new experience for bartenders and consumers alike. Join us, and invest in a future **full of expression**.

April 2018 — Clear Water Distilling is Founded
Articles of Organization filed with the state of Utah

January 2019 — Spirit Plant Lease Signed
After zoning changes, many city council meetings, and negotiations, we have a home.

May 2019 — DSP Approved!
The vigorous and extensive application process for our DSP applications is complete, submitted and approved. A Major milestone.

October 2019 — Launch StartEngine Campaign
After extensive application process and many SEC hoops, ready to partner with many investors.

March 2020 — Launch of First Spirit, Lorenz
We are open for business with our first product, Lorenz.

April 2020 — E-commerce Launched
Pivoting quickly due to COVID-19, we opened shop.clearwater distilling.com

August 2020 — Launch Josephine Eau de Vie
Josephine is launched and is a hit.

September 2020 — Lorenz Wins at NY Int'l Spirits Awards
Lorenz wins 2 medals and Clear Water Distilling Co is named Utah Distillery of the Year by NYISC

March 2021 — Launch of 14 Yr Light Whiskey
Released a Limited Edition Whiskey

April 2021 — Josephine & Lorenz Win at prestigious SFWSC
At one of the world's most prestigious competitions, both Lorenz and Josephine medal.

August 2021 — Launch of Rene RyeMagnac
Clear Water Introduces a Blend of French XO Armagnac and American Rye Whiskey

December 2021 — Clear Water Begins Influencer Marketing
Working to increase Direct to Consumer Sales, Clear Water teams up with some social media influencers, Johnny Drinks and others.

March 2022 — Rene wins Gold at Inaugural TAG Awards in Las Vegas
In the first competition entered, Rene wins a Gold Medal.

April 2022 — Josephine, Lorenz, and Rene Win at SFWSC
Awards keep rolling in for the Icon series spirits.

In the Press

SLUG MAGAZINE · Utah Business · Daily Herald · Gastronomic SLC · Nasdaq · The Salt Lake Tribune · Utah Now · INVESTORPLACE · saltlake MAGAZINE

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Meet Our Team



Matt Eau Claire

CEO

Led Multiple multi-million dollar projects. Over 25 years of business experience.



Stephanie Eau Claire

Marketing & Finance

Organized and Creative, Stephanie comes from a background in Academia.



John Eau Claire

Operations

John has over 20 years of hospitality and business management experience.



Nicholas Garnes

Distiller

Nick hails from a background in brewing, but has a passion for anything experimental and creative.

Factory 6

Marketing Partner

15+ years of experience. Award-winning design and brand strategy



Adam Opalek

Sales Advisor

Former head of Western sales at High West Distillery. With High West from $0 to being sold for $160 Million.

Offering Summary

Company	CLEARWATER DISTILLING COMPANY LLC dba "Clear Water"
Corporate Address	564 W 700 S, Suite 401, Pleasant Grove, UT 84062
Offering Minimum	$9,999.78
Offering Maximum	$4,999,999.62
Minimum Investment Amount (per investor)	$247.66

Terms

Offering Type	Equity
Security Name	Crowdfunding Units
Minimum Number of Shares Offered	2,463
Maximum Number of Shares Offered	1,231,527
Price per Share	$4.06
Pre-Money Valuation	$15,026,015.34

**Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Units

As you have previously invested in Clear Water, you are eligible for additional bonus units.

Time-Based Investment Incentives

VIP Early Bird Bonus

Invest within the first two weeks and receive 10% bonus units.

Friends and Family Early Bird Bonus

Invest within the first four weeks and receive 7% bonus units.

Super Early Bird Bonus

Invest within the first six weeks and receive 5% bonus units.

Early Bird Bonus

Invest within the first eight weeks and receive 2% bonus units.

Amount-Based Investment Incentives

$2,500+ | Clear Water Perk

Invest $2,500+ and receive 5% bonus units.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Clear Water will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine unitholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Crowdfunding Units at $3.65 / unit, you will receive 110 Crowdfunding Units, meaning you'll own 110 Crowdfunding Units for $365. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - **Do Not Sell My Personal Information**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

You might remember us. In 2020, we launched a StartEngine campaign with one product and a vision to create unique, genre-defying, premium craft spirits.

With your funding, Clear Water Distilling Company has launched seven spirits, several of which have won a multitude of awards. We've grown our revenue by 3x year-over-year in our first two years. We even beat our revenue projections every month for the last 6 months.

We've proven there is a market for classic and unique premium spirits. Tradition be damned!

Trying to invent any spirit is like trying to invent a color. And the problem is since the 30s, we've been dealt this box of eight Crayola crayons. Well we're gonna melt the damn box of crayons and create our own. We're unique, we're experimental and people love the product.

Our tagline defiantly different is no accident. Not only do we want to be different but not for the sake of being different. We want to be creative, but we don't want to necessarily fit into these categories that they came up with almost 100 years ago. People want something that's cool, something that's new, something that you can put your passion into and not have to worry about. Can I call this a whiskey? Can I call this a rum? I don't care what you call it. It's frickin good.

Craft distilling is exploding. The US craft spirits market is expected to reach revenues of nearly $125 billion by 2027. At this rate, craft spirits are set to outpace the craft beer boom in the early 2000s. And we all know how that ended.

Our sales approach is irreverent/iconoclastic as well. Not only are celebrities like actor/influencer Nic Hamilton, stakeholders and ambassadors to the brand, but we're also using influencer partnerships to build a robust direct-to-consumer business. Our target demo learns about our products from folks they trust and then orders our spirits straight to their door.

This strategy works! With one campaign from @johnnydrinks, we exceeded our entire February month revenue projection in only 8 days.

Now we are back on StartEngine, not just to raise money to ramp up our marketing, but also because we want to share our success with you all. Honestly we couldn't have done this without ya.

We've got industry experience, we've got grit, we're kicking ass. We've got great margins better than 50% margins...We're cruising. Join us and invest in Clear Water Distilling

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

DocuSign Envelope ID: A9298EB2-F00B-44D2-8C5A-2F5DBA258267

AMENDED AND RESTATED

OPERATING AGREEMENT

by and among

CLEARWATER DISTILLING COMPANY LLC

and

THE MEMBERS NAMED HEREIN

Effective as of

May 12, 2022

DocuSign Envelope ID: A9298EB2-F00B-44D2-8C5A-2F5DBA258267

THE UNITS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR IN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION OR REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

OPERATING AGREEMENT

This Operating Agreement (this "Agreement") of CLEARWATER DISTILLING COMPANY LLC, a Utah limited liability company (the "Company"), is entered into to be effective as of October 1, 2019 (the "Effective Date") by and among the Company and its Members pursuant to the Utah Revised Uniform Limited Liability Company Act (the "Act"). Unless otherwise defined herein, capitalized terms used in this Agreement have the meanings set forth in ARTICLE X hereof.

ARTICLE I
Organizational Matters

Section 1.01 Name. The name of the Company is Clearwater Distilling Company LLC.

Section 1.02 Principal Office. The principal office of the Company is located at 564 North 1200 East, Lehi, Utah 84043, or such other location as may from time to time be determined by the Manager; provided that Company shall continuously maintain an office in the State of Utah. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 Office and Agent for Service of Process. The office and agent for service of process on the Company in the State of Utah shall be those named in the Articles of Organization or such other Persons or offices as the Manager may designate in the manner provided by the Act and any other Applicable Law.

Section 1.04 Purpose; Powers; Operating Agreement.

(a) Purpose; Powers. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any activities necessary or incidental thereto. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is organized, including those granted by the Act.

(b) Operating Agreement. This Agreement shall constitute the "operating agreement" (as that term is used in the Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

Section 1.05 Term. The term of the Company commenced on the date the articles of organization of the Company (the "Articles of Organization") were filed with the Secretary of State of the

State of Utah and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement or as provided by law.

Section 1.06 Title to Company Assets. Title to, and all right and interest in, the Company's assets, including real and personal property, shall be acquired in the name of and held by the Company.

ARTICLE II
Members

Section 2.01 Members. The names, business, residence, or mailing address of the Members, and the Capital Contributions, Membership Interests, Units, and classes of Units of the Members are set out in the Members Schedule. The Manager (or its designee) shall update the Members Schedule on the issuance or Transfer of any Units to any new or existing Member or Assignee in accordance with this Agreement. In the event Units are transferred, but the Transferee is not admitted as a Substitute Member, such Transferee's status as an Assignee shall be noted on the Member Schedule.

(a) No Exclusive Duty. Unless otherwise restricted pursuant to an agreement between a Member and the Company, any Member may have other business interests and may engage in or invest in other activities in addition to those relating to the Company; provided, however, that the Members hereby agree not to invest in any business or Person, if such investment would cause a violation under the federal and state laws commonly known as "tied house" laws, which prohibit having ownership and/or financial interest at multiple tiers of the alcoholic beverage industry. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any other business venture, unless such opportunity is presented to such Member in the Member's capacity as a Member of the Company. Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member. For the avoidance of doubt, the foregoing shall not relieve any of the Members from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement.

Section 2.02 Capital Contributions; Capital Accounts; No Withdrawals.

(a) Contributions. The Members have contributed to the Company the amounts, in the form of cash, Property, services, promissory notes, or other obligations (as such amounts may be amended herein from time to time, the "Capital Contributions") set out in the Members Schedule. No interest shall accrue on any Capital Contribution and no Member shall have the right to withdraw or be repaid any Capital Contribution except as provided in this Agreement. Persons may be admitted to the Company as Members and Units may be created and issued to such Persons and to existing Members upon the approval of and on the terms and conditions as are determined by the Manager at the time of admission. The terms of admission or issuance must specify the Units applicable thereto and may provide for the creation of different classes or groups of Members and/or Units having different rights, powers, and duties.

(b) Additional Capital Contributions. If funds in addition to the initial Capital Contributions and any loans are, in the reasonable judgment of the Manager, required to meet the reasonable needs of the business, the Members may make additional capital contributions in accordance with the terms and conditions as are determined by the Manager. If the Manager determines to request additional capital contributions, the Members shall each be given the opportunity to contribute additional capital to the Company in an amount equal to the amount of the needed capital in proportion to their respective Membership Interests. Notwithstanding anything in this Section 2.02(b) to the contrary, no Member shall be required to make any additional capital contribution, and the only recourse of the Company in the event that any such Member does not make a capital contribution is the dilution of the ownership interest of such non-contributing Member.

(c) Loans From Members. In the event the Manager determines that it is in the best interests of the Company to borrow funds from one or more of the Members for use in the operation of the business, then such Members may make such loans as they mutually agree upon with the Manager. Any loans made pursuant to this Section 2.02(c) shall be payable upon such commercially reasonable terms as the Manager shall determine. In making any such loan, Members shall be treated as a general creditor and not as a Member.

(d) Membership Interest – Units. The Company's Membership Interests shall be represented by "Units". As of the date of this Agreement, the Company shall have three classes of Units. These classes of Units shall be Voting Units, Non-Voting Units, and Crowdfunding Units and each such class shall have the rights, preferences, restrictions, and obligations set forth below and elsewhere herein.

(i) Voting Units. The number of Voting Units that are issued and outstanding at any time shall be set forth on the Members Schedule, as it may be amended time to time. As set forth herein, each issued and outstanding Voting Unit shall have one vote on every matter subject to a vote by the Members.

(ii) Non-Voting Units. The number of Non-Voting Units that are issued and outstanding at any time shall be set forth on the Members Schedule, as it may be amended time to time. The Non-Voting Units shall not be entitled to vote on any matters unless otherwise specified.

(iii) Crowdfunding Units. The number of Crowdfunding Units that are issued in connection with that certain Subscription Agreement dated October 1, 2019 (and any subsequent capital raise rounds of financing approved by the Manager from time to time) and outstanding at any time shall be set forth on the Members Schedule, as it may be amended time to time. The Crowdfunding Units shall not be entitled to vote on any matters unless otherwise specified.

(iv) All Distributions shall be made in proportion to the Member's Percentage Interest.

(e) Return of Capital. No Units are entitled to the return of Capital Contributions.

(f) Incentive Units. The Manager may establish one or more equity incentive plans, unit purchase plans, or similar equity compensation arrangements (each a "Plan") and may authorize the issuance of or reserve Units thereunder for issuance to the Officers, employees, and service providers of the Company. In lieu of issuing actual Units, the Manager may establish a Plan that is structured as a "shadow," "tracking," "unit appreciation right," or other similar cash-based plan, which may provide, among other things, that the units issuable under such Plan (i) may or may not be convertible into Membership Interest, and/or (ii) are entitled to receive Distributions on such units under this Agreement as if such units were outstanding Units, or cash payments in respect of such units upon the occurrence of specified events. Any units, shares, or cash incentives so issued are hereinafter referred to as "Incentive Units". The Manager, in his, her, or its sole discretion, shall determine the rights, obligations, and conditions incident to any grant or issuance of Incentive Units. The issuance of Incentive Units shall, if applicable, dilute the ownership of all Members such that the Percentage Interest in the Company held by the Members shall be diluted by the same proportion as each Member's Units bears to the aggregate number of Units held by all Members.

Section 2.03 Admission of Additional Members.

(a) Rights of Assignees. An Assignee of Units, of any class, has no right to participate in the management of the business and affairs of the Company or to become a participant in the management of the business and affairs of the Company or to become a Member. An Assignee is only entitled to the Economic Interest associated with the class of Units held by such Assignee, unless and until such Assignee is admitted as a Substitute Member.

(b) Admission of Substitute Members. An Assignee of Units shall be admitted as a Substitute Member and entitled to all the rights of the Member who initially assigned the Units only with the approval of, and on the terms and conditions prescribed by, the Manager (upon such admission a "Substitute Member"). The Manager may grant or withhold the approval of such admission for any reason in its sole and absolute discretion (including with respect to a Permitted Transferee). If so admitted, the Substitute Member has all the rights and powers and is subject to all the restrictions and liabilities of the Member originally assigning the Units. The admission of a Substitute Member shall not release the Member originally assigning the Units from any liability to the Company that may have existed prior to the approval.

(c) Admission of Additional Members. With the consent of and on terms and conditions as are determined by the Manager, the Company may permit the admission of Additional Members, though the issuance of additional Units, which may be of the same or different class than the Voting Units, if determined by the Manager. Admission of any Additional Member may result in a dilution of the Membership Interests of the then Members.

Section 2.04 Dissociation. Except as specifically provided, and subject to the provisions for Transfers contained in Article VI, no Member shall have the right to withdraw from membership in the Company without the approval of the Manager.

Section 2.05 Certification. The Manager may, but shall not be required to, issue certificates to each Member evidencing the Units held by such Member. If the Manager shall issue certificates representing Units, then such certificates shall bear customary restrictive legends referencing this Agreement and the restrictions on transfer set forth herein, as well as any other legends required by Applicable Law. Any such certificates shall also designate the class of Units represented thereby.

Section 2.06 Meetings.

(a) Calling. Meetings of the Members may be called by (i) any Manager or (ii) a Member or group of Members holding more than twenty percent (20%) of the Voting Units.

(b) Member Meeting Notice. Written notice stating the place, date, and time of the meeting, the means of electronic communication or transmission, if any, and describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting. The business to be conducted at such meeting shall be limited to the purposes described in the notice. The Members may hold meetings at the Company's principal office or at such other place, within or outside the State of Utah, as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(c) Participation. Any Member may participate in a meeting of the Members (i) using conference telephone or electronic video screen communication, if all Persons participating in the meeting can talk to and hear each other or (ii) by Electronic Transmission by or to the Company if the Company (1) implements reasonable measures to provide Members, in person or by proxy, a reasonable opportunity to participate and vote, including an opportunity to read or hear the meeting's proceedings substantially concurrently with the proceedings and (2) maintains a record of votes or other action taken by the Members. Participation by such means shall constitute presence in person at such meeting.

(d) Proxy. On any matter that is to be voted on by the Members, a Member entitled to vote may vote in person or by proxy, and such proxy may be granted in writing signed by such Member, using Electronic Transmission authorized by such Member or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) Waiver. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) Quorum. To the extent not otherwise prohibited by law, quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of Members holding a Majority of the Voting Units. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g) Majority Required. Subject to Sections 2.07, 3.07, 11.08, and any other provision of this Agreement or the Act requiring the vote, consent, or approval of a different percentage of the Units (unless validly modified hereby), no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a Majority of the Voting Units entitled to vote on such matter.

Section 2.07 Action Without Meeting. Notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by the Members may be taken without a meeting, without prior notice and without a vote if a written consent is signed and delivered (including by Electronic Transmission) to the Company within sixty (60) days of the record date for that action by a Member or the Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. A record shall be maintained by the Manager of each such action taken by written consent of a Member or the Members. Unless the consents of all Members entitled to vote have been solicited in writing, the Manager shall give notice of any amendment to the Articles of Organization or this Agreement, a dissolution, or a merger of the Company approved by the Members without a meeting by less than unanimous written consent, at least ten (10) days before the consummation of such action.

Section 2.08 Preemptive Rights.

(a) Except for issuances (collectively, the "Exempted Issuances") of: (i) Equity Securities issued in respect of existing Equity Securities in connection with restructurings, recapitalizations, or similar transactions, (ii) Equity Securities issued upon exercise, conversion, or exchange of other Equity Securities which were issued in compliance with this Section 2.08(a) or Equity Securities which were issued in an issuance which is exempt from this Section 2.08(a), (iii) Units issued in connection with any Unit split, Unit dividend, or similar recapitalization of the Company, or (iv) Incentive Units issued in accordance with Section 2.02(f), if the Company sells any Equity Securities, the Company shall offer to sell to each holder of Units (other than an Excluded Member) a portion of such Equity Securities equal to such Member's Proportional Share, provided that (1) any Member disqualified from participation in any such issuance by Section 6.01(b) shall have no rights under this Section 2.08 and (2) no Member that is not an "accredited investor" as such term is defined under the Securities Act of 1933 (any such Member, an "Excluded Member") shall have any rights under this Section 2.08. Each such Member (other than Excluded Members) shall be entitled to purchase such Equity Securities at the most favorable price and on the most favorable economic terms as such securities are to be offered to any investor. Unless otherwise determined by the Manager, the purchase price for all securities offered to such Members pursuant to this Section 2.08(a) shall be payable in cash.

(b) In order to exercise its purchase rights hereunder, a Member must within ten (10) business days after receipt of written notice from the Company describing in reasonable detail the securities being offered, the purchase price thereof, the payment terms and such holder's Proportional Share, deliver a written notice to the Company describing such holder's election to purchase its Proportional Share hereunder. If a Member fails to deliver written notice of such holder's election as provided in the immediately preceding sentence then such holder shall have waived any rights to purchase the securities described in the notice from the Company under this Section 2.08.

(c) Upon the expiration of the offering periods described above, the Company shall be entitled to sell such securities which such Members have not elected to purchase during the one hundred and eighty (180) days following such expiration at a price not less and on other terms and conditions no more favorable to the purchasers thereof than that offered to such holders. Any securities offered or sold by the Company after such 180-day period must be reoffered to such Members (other than Excluded Members) pursuant to the terms of this Section 2.08.

(d) Notwithstanding anything to the contrary set forth herein, in lieu of offering any securities to the Members at the time such securities are offered or sold to any investor, the Company may comply with the provisions of this Section 2.08 by making an offer to sell to the Members (other than Excluded Members) such securities promptly after a sale to such investor is consummated in such a manner so as to achieve the same economic effect as if such offer would have been made at the time of such sale.

(e) For the purposes of this Section 2.08, "Proportional Share" means, with respect to each Member, the quotient obtained by dividing (a) the Units held by such Member, by (b) the aggregate number of Units outstanding.

Section 2.09 <u>Call Rights</u>.

(a) <u>Non-Voting Units</u>. Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members' initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members' initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units (the "Investor Call Right") held by such Member (the "Selling Member"). To exercise its Investor Call Right, the Company shall deliver written notice to the Selling Member of the Company's intent to exercise its Investor Call Right. The price paid by the Company for the Non-Voting Units being repurchased from the Selling Member (the "Call Price") shall be the fair market value of the Selling Member's Non-Voting Units. The fair market value of the Units subject to the Call Right (the "Subject Units") shall be determined by the Selling Member(s) and the Manager in good faith. Should the parties be unable to mutually agree upon such fair value after thirty (30) days of good faith negotiation, the fair market value shall be determined by an independent appraiser mutually agreed upon by the parties. In the event that the Company and the relevant Non-Voting Member(s) cannot agree upon an appraiser within ten (10) days (the "Mutual Selection Period"), the Non-Voting Member shall select an appraiser to complete an initial appraisal ("Initial Appraisal"), and the Company shall select an appraiser to perform an additional appraisal ("Additional Appraisal"). If the higher of the Initial Appraisal and the Additional Appraisal is within ten percent (10%) of the other, the difference shall be divided by two, added to the lower appraisal and the result shall determine the Call Price. In the event that the Initial Appraisal and the Additional Appraisal are more than ten percent (10%) apart, the two appraisers shall mutually select an additional appraiser to perform a third appraisal ("Third Appraisal"), and the appraisal amount in the middle shall be used to determine the Call Price, which result shall be binding. Each party shall have ten (10) days following expiration of the Mutual Selection Period to select its appraiser, and in the event either party fails to select an appraiser within such period, such party's right to select an appraiser shall be forfeited and the appraisal shall be conducted solely by the appraiser selected by the other party. If the parties cannot agree to an appraiser during the Mutual Selection Period, the applicable Non-Voting Member(s) must bear the cost of the Initial Appraisal, the Company shall bear the cost of the Additional Appraisal, and the cost of the Third Appraisal shall be divided evenly among the parties. If the parties do mutually agree to a single appraiser, the reasonable cost of such appraiser shall be borne by the Company.

(b) For Cause Call Right. The Company shall have the right to repurchase all, but not less than all, of any Interest Holder's Units, if the Interest Holder's Units are being repurchased for Cause (the "Cause Call Right"). To exercise its Cause Call Right, the Company shall deliver written notice to the applicable Interest Holder (the "Subject Holder") of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Subject Holder shall be the fair market value of the Subject Holder's Units, which shall be determined by the same process set forth in Section 2.09(a) above.

For the purposes of this Agreement, "Cause" shall mean: (1) the commission by an Interest Holder of a felony or other crime involving moral turpitude or the commission of any other act or omission involving dishonesty, disloyalty, or fraud with respect to the Company, or its Affiliates or any of its or their business relations, (2) to the extent an Interest Holder is a Manager, Officer, or employee of the Company, an Interest Holder (A) reporting to work under the influence of alcohol or recreational drugs or (B) failing to perform duties reasonably directed by the Manager or a superior Officer, which failure subsists for fifteen (15) days after the delivery of written notice by the Manager to the applicable Interest Holder detailing the failure or (C) failing a drug test issued by the Company in accordance with Utah law, (3) intentional misconduct or grossly negligent or reckless conduct by an Interest Holder, which causes the Company, or its Affiliates, material economic harm, if such failure shall continue beyond a period of fifteen (15) days immediately after delivery of written notice thereof from the Manager to the Interest Holder (explaining in reasonable detail the nature of such failure), (4) any willful act or omission by an Interest Holder intended to aid or abet a competitor to the material disadvantage or detriment of the Company, (5) the violation by an Interest Holder of any law, provided such failure results on material economic harm to the Company, or (6) the Interest Holder's material breach of this Agreement or any other agreement between the Company and the Interest Holder, each as determined by the Manager after reasonable investigation.

ARTICLE III
Management

Section 3.01 Management of the Company. The Company shall be managed by a Manager. Except as expressly provided otherwise in this Agreement, the Manager shall have the exclusive right to manage the Company's business. Accordingly, except as otherwise specifically limited in this Agreement or under Applicable Law, the Manager, at times acting through the Officers of the Company, shall: (i) manage the affairs and business of the Company; (ii) exercise the authority and powers granted to the Company; and (iii) otherwise act in all other matters on behalf of the Company. No Member may take or effect any action on behalf of the Company or otherwise bind the Company in the absence of a formal delegation of authority by the Manager to such Member. Except as expressly provided otherwise in this

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Agreement, the Manager, at times acting through the Company's Officers, shall take all actions which shall be necessary or appropriate to accomplish the Company's purposes in accordance with the terms of this Agreement.

Section 3.02 Tenure and Qualification. As of the Effective Date, the Manager shall be Matthew D. Eau Claire. The Manager shall hold office until a successor(s) shall have been elected and qualified in accordance with Section 3.03 below. A Manager need not be a resident of the State of Utah, or of the United States. The number of Managers shall not be increased or decreased from one (1) without the vote of a Majority of the Voting Units.

Section 3.03 Election/Removal/Resignation. The Manager may only be removed from his, her, or its position upon the vote of at least seventy-five percent (75%) of the Voting Units. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Upon the removal or resignation of the Manager, any vacancy shall be filled by a vote of a Majority of the Voting Units. Any vacancy occurring created by an increase in the number of Managers, shall be filled by a vote of the existing Manager(s), and if no Managers remain, by a vote of the Majority of the Voting Units, unless otherwise agreed to by the Majority of the Voting Units. The removal or the resignation of the Manager shall not affect the Manager's rights as a Member and shall not constitute a dissociation of such Member.

Section 3.04 Manager Compensation. A Manager shall not be entitled to any compensation for service as Manager, except by the consent at least a Majority of the Voting Units. Notwithstanding the foregoing, at the discretion of the Manager, a Manager may be paid for other roles with the Company (such as an Officer role) or services provided for the Company; provided that, without the vote of at least Majority of the Voting Units no Manager shall receive any guaranteed payments or other similar compensation (other than any Distribution from the Company), for service in any capacity, in excess of $175,000 in any calendar year.

Section 3.05 Duty of Manager. Each Manager shall perform his, her, or its duties as a Manager in good faith, in a manner he, she, or it reasonably believes to be in or not opposed to the best interest of the Company, and with the care that an ordinarily prudent person in a similar position would use under similar circumstances. The fiduciary duties a Manager owes to the Company and the other Members shall be those of a director of a Utah corporation to the corporation and its shareholders.

(a) Notwithstanding the foregoing, the following categories of activities, as long as not manifestly unreasonable, will not be found to violate the duty of loyalty: investing in, assisting, or collaborating with the operations of another distillery, winery, brewery, brewpub, or restaurant, but only with the consent of the Voting Members.

(b) Regardless of the activity, after full disclosure to all Members of all material facts, a Majority of the Voting Units may ratify an activity that otherwise might violate the duty of loyalty.

Section 3.06 Certain Powers of the Manager. Subject to 3.07 below, the Manager shall have the right, power, and authority, in the management of the business and affairs of the Company, to do or cause to be done, at the expense of the Company, any and all acts deemed by the Manager to be necessary or appropriate to effectuate the business, purposes, and objectives of the Company. Without limiting the generality of the foregoing or of Section 3.01 above, but subject to Section 3.05 and 3.07, the Manager shall have the power and authority to:

(a) Establish a record date with respect to all actions to be taken hereunder that require a record date be established, including with respect to Distributions;

(b) Change the object and purpose of the Company;

(c) From time to time, to designate or change the designation of Member(s) and agent(s) of the Company who will be authorized to sign or countersign checks, drafts, or other orders for payment of money issued in the name of the Company against any funds deposited in any of such accounts, and to revoke any such designation;

(d) Bring and defend on behalf of the Company actions and proceedings at law or in equity before any court or governmental, administrative, or other regulatory agency, body, or commission or otherwise;

(e) Execute all documents or instruments, perform all duties and powers and do all things for an on behalf of the Company in all matters necessary, desirable, convenient, or incidental to the purpose of the Company, including, without limitation, all documents, agreements, and instruments related to the making of investments of Company funds;

(f) Issue additional Membership Interests, Equity Securities, or other securities, or admit additional Members to the Company;

(g) To open, keep, and close general and special bank accounts (including general deposit accounts, payroll accounts, and working fund accounts) and to incur indebtedness in any amount deemed advisable by the Manager, whether secured or not on the Company's behalf;

(h) To cause to be deposited in such accounts with any such depository, from time to time, such funds, including without limitations, cash and cash equivalents of Company as the Manager deems necessary or advisable, and to designate or change the designation of Member(s) and agent(s) of Company who would be authorized to make such deposits and to endorse checks, drafts, or other instruments for such deposits;

(i) To authorize the use of facsimile signatures for the signing or countersigning of checks, drafts, or other orders for the payment of money, and to enter into such agreements as banks and trust companies customarily require as a condition for permitting the use of facsimile signatures;

(j) Set the employment and compensation of Officers and other key management personnel of the Company, including the adoption of benefit plans and the determination of which personnel shall be participants in such plans, or the termination of the employment of Officers and other key management personnel; and

(k) To sign on behalf of Company for any documents related to alcohol licensing permits, specifically, but not limited to, the Utah Department of Alcoholic Beverage Control and the Alcohol and Tobacco Tax and Trade Bureau.

The expression of any power or authority of the Manager in this Agreement shall not in any way limit or exclude any other power or authority of the Manager that is not specifically or expressly set forth in this Agreement.

Section 3.07 Actions Requiring Approval of Members. Notwithstanding Section 3.01 above, without the written approval of a not less than seventy-five percent (75%) of the Voting Units, the Company shall not, and shall not enter into any commitment to:

(a) amend, modify, or waive any provisions of the Articles of Organization or any material provision of this Agreement.

(b) merge, consolidate, sell off all or substantially all of the Company's assets, or any other event or transaction that would result in a Change in Control of the Company (other than a transaction undertaken for primarily equity raising purposes). For the purposes of this Agreement, "Change of Control" means (i) the sale of all or substantially all of the assets of the Company to an independent third party, (ii) a sale resulting in more than fifty percent (50%) of the Membership Interests of the Company being held by an independent third party, or (iii) a merger, consolidation, recapitalization, or reorganization of the Company with or into an independent third party that results in the inability of the Members to designate or elect the Manager (or Majority of the board of managers or directors or its equivalent) of the resulting entity or its parent.

(c) dissolve or liquidate the Company.

Section 3.08 Officers. The Manager may appoint individuals as officers of the Company (the "Officers") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member or Manager of the Company. Any individual may hold two (2) or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

ARTICLE IV
Tax Classification Election

Section 4.01 C Corp Status for Tax Purposes; Limited Liability Company Status for State Law Purposes

(a) C Corporation Status for Tax Purposes. The Company will be treated as a Subchapter C Corporation ("C Corporation") for federal, state, and local income tax purposes (but not for non-tax purposes) by filing a Form 8832 with the IRS effective October 1, 2019.

(b) Limited Liability Company Status for State Law Purposes. Notwithstanding the foregoing, it is intended (the Members specifically agree) that the Company shall be classified as a limited liability company under Utah law and for all other non-tax purposes. No Member shall be constructed to be a partner in the Company or a partner of any Member or Person. The Articles of Organization and this Agreement and the relationship created thereby and arising therefrom shall not be construed to suggest otherwise.

ARTICLE V
Distributions

Section 5.01 Distributions. The Company may in the sole and absolute discretion of the Manager make Distributions of some or all of the Distributable Cash (as defined below) to the Members from time to time and such Distributions shall be distributed among the Members as follows:

(a) Discretionary. Distributions of available cash, other than in connection with liquidation, shall be made to the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis in accordance with their respective Percentage Interest.

(b) Distributable Cash and other Limitations. "Distributable Cash" shall mean all cash, revenues, and funds received by the Company from Company operations or any other source (other than proceeds from (i) the sale of Units in the Company; or (ii) the sale, exchange, or other disposition of all or substantially all of the non-cash assets of the Company which shall be distributed in accordance with Article XII), less the sum of the following to the extent paid and not set aside by the Company: (i) all principal and interest payments of the Company and all other sums paid to lenders, (ii) all cash expenditures incurred in the normal operations of the Company's business, (iii) such Reserves as the Manager deems reasonably necessary for the proper operation of the Company's business. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if, after giving effect to such Distribution, either (i) the Company would be insolvent, as defined in the Act, (ii) the net assets of the Company would be less than zero, (iii) such Distribution would cause a breach of any agreement with one or more of the Company's creditors, or (iv) such Distribution would violate Section 405 of the Act or other Applicable Law.

(c) Liability. No Member shall be liable to the Company for the amount of a Distribution received provided that, at the time of the Distribution, such Member did not know that the Distribution was in violation of Section 5.01(b). A Member which receives a Distribution in violation of Section 5.01(b), and knew at the time of the Distribution that the Distribution violated such condition, shall be liable to the Company for the amount of the Distribution.

(d) Sale Event. Upon the occurrence of a Sale Event, Distributions of the proceeds therefrom shall be made in accordance with Section 5.01(a) above.

ARTICLE VI
Transfers, Dispositions, and Restrictions

Section 6.01 General Restrictions on Transfer.

(a) Except as permitted pursuant to Section 6.03, no Member shall Transfer all or any portion of its, her, or his Units, except with the written consent of the Manager, and provided such Transfer complies with the provisions of this Article VI. Even upon an approved Transfer, the recipient of the transferred Units shall not become a Member until admitted as a Substitute Member in accordance with Section 2.03(b) hereof. Until such time, the Transferee shall constitute an Assignee only.

(b) Notwithstanding any other provision of this Agreement (including Section 6.03), each Member agrees that it will not Transfer all or any portion of its Units in the Company, and the Company agrees that it shall not issue any Units:

(i) except as permitted under the Securities Act and other applicable federal or state securities or Blue Sky laws, and then, with respect to a Transfer of Units, only upon delivery to the

Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Act;

(iii) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; and

(iv) if such Transfer or other disposition of Units would be unlawful or would otherwise cause the Company to be in violation or breach of any laws, regulations, or any of the Company's other legal obligations, including but not limited to "tied-house" laws, such Transfer shall be null and void without any further action by the Company or any of its Members.

(v) if the Transferee will hold ten percent (10%) or more interest in the Company, the Transferee: (x) must be approved by the United States Department of the Treasury Tax & Trade Bureau, (y) must be approved by the Utah Department of Alcoholic Beverage Control, and (z) Transferee may only hold ownership in any alcoholic beverage license as allowed by Utah law.

(c) Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

Section 6.02 Right of First Refusal. The Company are hereby granted a right of first refusal (the "First Refusal Right") exercisable in connection with any proposed Transfer of Membership Interest, except for any Transfer as provided for in Sections 6.03, 6.04, 6.05, or 6.06.

(a) Notice of Intended Disposition. In the event a Member desires to accept a bona fide third-party offer for the Transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Member shall promptly (i) deliver to the Manager and the other Members written notice (the "Transfer Notice") of the terms and conditions of the offer, including the portion of the Member's Units subject to the offer, the purchase price, the identity of the third-party offeror, and, upon request of any Manager or Member, information verifying the financial ability of the third-party offeror to purchase the Target Units, and (ii) provide satisfactory proof that the Transfer of the Target Units to such third-party offeror would not be in contravention of the provisions of this Agreement.

(b) Exercise of Right by the Company. The Company shall, for a period of thirty (30) days following receipt of the Transfer Notice, have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein (the "Purchase Price"). Such right shall be exercised by (i) delivering written notice to the transferor Member and the other Members prior to the expiration of the 30-day exercise period and (ii) consummating such transaction within thirty (30) days after the date of such notice.

(c) Payment of Purchase Price. All payments of the Purchase Price shall be made by cash, wire transfer, or such other method as is mutually agreeable to the parties. The Purchase Price for any purchase by the Company under the rights set forth in Section 6.02(b), shall be paid in two (2) equal installments, the first such installment being due and payable at closing and the second such installments being due and payable on the first anniversary of the closing, unless otherwise agreed. The balance of the Purchase Price, if one, shall be represented by a promissory note of the purchaser of the Target Units, bearing interest from the date of closing at a rate equal to the rate announced from time to time by lowest Applicable Federal Rate payable on the due date of each such note. All notes shall contain a right of prepayment without penalty.

(d) Non-Exercise of Right. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror identified in the Transfer Notice upon terms and conditions specified therein; provided, however, that any such Transfer must not be effected in contravention of the provisions of this Agreement. In the event the Member does not affect such Transfer of the Target Units within the specified 30-day period, the First Refusal Right set forth herein shall continue to be applicable to any subsequent Transfer of the Target Units by the Member.

Section 6.03 Permitted Transfers. The provisions of Section 6.01(a) shall not apply to any Transfer by any Member of all or any portion of its Units to any of the following (each, a "Permitted Transferee" and any such Transfer to a Permitted Transferee, a "Permitted Transfer"): (a) Such Member's Spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the Spouses of each such natural person (collectively, "Family Members"); (b) a trust under which the distribution of Membership Interests may be made only to such Member or any Family Member of such Member; (c) a charitable remainder trust, the income from which will be paid to such Member during his life; (d) a corporation, partnership, or limited liability company, the shareholders, partners, or members of which are only such Member or Family Members of such Member; or (e) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees, or beneficiaries. Any Permitted Transferee shall be an Assignee until admitted as a Substitute Member in accordance with Section 2.03(b).

Section 6.04 Departure of a Member.

(a) Exercise of Right by the Remaining Members. Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest on the terms and conditions set forth in Section 6.04(c). Such right shall be exercised by (i) delivering written notice to the Departing Member, his or her estate and/or heirs and/or legal representatives, within such 180-day period and (ii) consummating such transaction within ninety (90) days after the date of such written notice of exercise.

(b) Non-Exercise of Right. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with Section 2.03(b).

(c) Payment of Purchase Price. The purchase price of the Departing Member's Membership Interest will be equal to the fair market value of the Departing Member's Membership Interest in the Company. Should the applicable parties be unable to mutually agree upon such fair value within thirty (30) days after the Company have indicated their intent to exercise their rights under Sections 6.04(a) and (b), as applicable, the purchase price shall be determined in accordance with the appraisal process set forth in Section 2.09(a) above. The purchase price as so determined shall be paid on the terms set forth in Section 6.02(d).

Section 6.05 Drag-Along Rights. In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then for a period of fifteen (15) days after the last day on which such rights could be exercised, the Transferring Member or Members shall have the right (hereby irrevocably granted by each Member) to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement, by the Transferring Member or Members, and the other Members shall be required to cooperate fully in effectuating such sale to the proposed third party on those terms and conditions Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section 6.05 or to take any action reasonably necessary to effect Section 6.05 of this Agreement. Each of the proxy and power of attorney granted pursuant to this Section 6.05 is given in consideration of the agreements and covenants of the Company and the Parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to the terms herein. Each Crowdfunding Member hereby revokes any and all previous proxies or powers of attorney with respect to the Crowdfunding Units and shall not hereafter, unless and until this Agreement terminates or expires pursuant to the terms hereof, purport to grant any other proxy or power of attorney with respect to any of the Crowdfunding Units or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to, grant any proxy or give instructions with respect to any of the Crowdfunding Units with respect to any of the matters set forth herein.

Section 6.06 Dissolution or Death of Spouse.

(a) If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, notwithstanding that such transfer would constitute an unpermitted Transfer under this Agreement, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value (determined as set forth in Section 6.04(c)). If the Member fails to consummate the purchase within one hundred and eighty (180) days after the court award (the "Expiration Date"), such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof under Section 6.06(b); provided that the option period shall commence on the later of the day following the Expiration Date or the date of actual notice of Award.

(b) Exercise of Option by Company or Members. On the receipt of notice from the Member as outlined above, the Company shall, for a period of thirty (30) days following receipt of the notice, have the right to purchase all or any portion of the Membership Interest specified in the notice.

(c) Non-Exercise of Option by Members. If the Company does not exercise its rights to purchase all of the Membership Interest or portion as set forth in Section 6.06(b), the former Spouse shall become an Assignee. If, by reason of the death of a Spouse of a Member, any portion of a Membership Interest is transferred to a Transferee other than the Member or a trust created for the benefit of the Member, then the Member shall have the right to purchase the Membership Interest or portion from the estate or other successor of his or her deceased Spouse or Transferee of such deceased Spouse, and the estate, successor, or Transferee shall sell the Membership Interest or portion thereof at the fair market value (determined as set forth in Section 6.04(c)). If the Member fails to consummate the purchase within one hundred and eighty (180) days after the date of death, the Company shall have the option to purchase from the estate, successor, or Transferee of the deceased Spouse the Membership Interest as articulated in 6.06(b).

ARTICLE VII
Indemnification

Section 7.01 Indemnification.

(a) For purposes of this Section 7.01, "Covered Person" means (i) each Voting Member; (ii) each Manager, Officer, employee, agent, or representative of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member, and each of their respective Affiliates.

(b) To the fullest extent permitted under the Act (after waiving all the Act restrictions on indemnification other than those which cannot be eliminated under the Act), as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement, only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide before such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, by any Member or Manager, or any of their respective direct or indirect subsidiaries in connection with the business of the Company; or

(ii) such Covered Person being or acting in connection with the business of the Company as a member, shareholder, partner, Affiliate, manager, director, officer, employee, agent, or representative of the Company, any Member or Manager, or any of their respective Affiliates, or such Covered Person serving or having served at the request of the Company as a member, manager, director, officer, employee, agent, or representative of any Person including the Company; provided, that such Loss did not arise from (x) the Covered Person's conduct involving bad faith, willful or intentional misconduct, or a knowing violation of law, (y) a transaction from which such Covered Person derived an improper personal benefit, (z) a circumstance under which the liability provisions for improper Distributions of Section 405 of the Act are applicable, or (d) a breach of such Covered Person's duties or obligations under Section 409 of the Act (taking into account any restriction, expansion, or elimination of such duties and obligations provided for in this Agreement).

(c) The Company shall promptly reimburse (or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.01; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 7.01, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

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(d) The provisions of this Article VII are intended to and shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE VIII
Inspection Rights

Section 8.01 Inspection Rights. Subject to such reasonable standards as may be established by the Manager and permitted by Applicable Law, upon reasonable notice from a Member, the Company shall afford the Member and such Member's respective representatives access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member and its respective representatives to examine such documents and make copies thereof, in each case to the extent such information is for a purpose reasonably related to the Member's interest as a Member and at Member's sole expense as further described in Applicable Law.

ARTICLE IX
Dissolution and Liquidation

Section 9.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by Members holding not less than a Majority of the Voting Units;

(b) Passage of ninety (90) consecutive days during which the Company has no Members; provided that the Membership Interest of a natural person who is the sole Member may pass, by will or Applicable Law, to the Member's heirs, successors, or assigns pursuant to Section 701(3) of the Act; or

(c) The entry of a decree of judicial dissolution under Section 701 of the Act.

Section 9.02 Winding Up and Liquidation.

(a) Upon dissolution, the Company shall immediately commence to wind up its affairs in accordance with the Act and the provisions of this Article.

(b) The Manager shall act as liquidator (the "Liquidator"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets (including the discretion to defer the liquidation of any asset if the immediate sale of the asset would be impractical or cause undue loss to the Members) and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

Section 9.03 Distribution of Assets. The Liquidator shall liquidate the assets of the Company and distribute the proceeds in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(a) First, to the payment of the Company's known debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(b) Second, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unknown liabilities or obligations of the Company; and

(c) Third, to all Interest Holders in accordance with Section 5.01(a) hereof.

Section 9.04 Required Filings. Upon the occurrence of an event described in Section 9.01 and upon completion of the distribution of assets as provided in Section 9.03, respectively, the Liquidator shall make all necessary filings required by the Act.

ARTICLE X
Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01, and when not otherwise defined shall have the meanings set out in the Act:

(a) "Additional Member" means a member other than an existing Member or a Substitute Member who has acquired Units from the Company and who agrees to be bound by the terms and conditions of this Agreement.

(b) "Affiliates" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(c) "Applicable Law" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(d) "Assignee" means a Transferee of Units who has not been admitted as a Substitute Member.

(e) "Code" means the Internal Revenue Code of 1986, as amended.

(f) "Crowdfunding Member" means a Member holding Crowdfunding Units.

(g) "Distribution" means transfer of Property to a Member on account of a Membership Interest.

(h) "Economic Interest" means the right to receive only a share of Distributions pursuant to this Agreement and the obligation to contribute a share of additional Capital Contributions pursuant to this Agreement, but not the right: (i) to vote on any matter as a Member; (ii) to participate in the management of the business and affairs of the Company; or to otherwise exercise or enjoy the powers or privileges of a Member under this Agreement, the Articles of Organization, or the Act.

(i) "Economic Interest Holder" means a Person who owns solely an Economic Interest in the Company.

(j) "Electronic Transmission" means (i) facsimile telecommunication, (ii) email, (iii) posting on an electronic message board or network that the Company has designated for communications (together with a separate notice to the recipient of the posting when the transmission is given by the Company), or (iv) other means of electronic communication where the recipient has consented to the use of the means of transmission (or, if the transmission is to the Company, the Company has placed in effect reasonable measures to verify that the sender is the Member or Manager purporting to send the transmission) and the communication creates a record that is capable of retention, retrieval, and review and may be rendered into clearly legible tangible form.

(k) "Equity Securities" means any and all Units of the Company and any securities of the Company convertible into, exchangeable or exercisable for, such Units, including, without limitation, any warrants or other rights to acquire such Units.

(l) "Fiscal Year" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(m) "Governmental Authority" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(n) "Interest Holder" means any Person who is a Member, Assignee, Substitute Member, or other Economic Interest Holder.

(o) "Majority" means more than fifty percent (50%).

(p) "Manager" has the meaning set forth in Section 3.01 hereof. Each Manager shall constitute a "manager" (as that term is defined in the Act) of the Company.

(q) "Marital Relationship" means a civil union, registered domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

(r) "Member" means any existing Member, as set forth on the Members Schedule and any Substitute Member or Additional Member.

(s) "Members Schedule" means Schedule I attached hereto.

(t) "Membership Interest" means an interest in the Company owned by a Member, including such Member's rights to (i) receive its distributive share of Company assets and items of Company income, gain, loss, and deduction, (ii) vote on, consent to, or otherwise participate in any Member decisions as provided in this Agreement and the Act (if applicable), and (iii) receive any and all other benefits due to a Member under this Agreement and the Act. The Membership Interest of each Member will be stated as a Percentage Interest (and a corresponding number of Units) and shall be as set out in the Members Schedule.

AO CMDP FJM SO JM JM MDE NF SE LP

(u) "Non-Voting Member" means a Member holding Non-Voting Units.

(v) "Percentage Interest" means, with respect to any Interest Holder, that percentage which such Interest Holder's Units constitutes of the aggregate of all Units outstanding at the time the Percentage Interest is determined.

(w) "Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(x) "Pro Rata Share" means the amount equal to (i) the number of Units of the Member as of the date of exercise of a First Refusal Right, divided by (ii) the aggregate number of Units held by all Members who elect to purchase the Target Membership Interest; multiplied by (iii) the number of Units to be transferred under the exercised First Refusal Right.

(y) "Property" means any property, real or personal, tangible or intangible, including money and any legal or equitable interest in such property but excluding services and promises to perform services in the future.

(z) "Regulations" means, except where the context indicates otherwise, the permanent, temporary, or proposed regulations of the Department of the Treasury under the Code as such regulations may be lawfully changed from time to time.

(aa) "Sale Event" means (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger, or consolidation but excluding any sale of Units for capital raising purposes) other than a transaction or series of related transactions in which the holders of the Units of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of Units in the Company held by such holders prior to such transaction or series of related transactions, at least a Majority of the total voting power and economic interests represented by the outstanding capital stock, Units, or other equity interests of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); or (ii) a sale, lease, exclusive license, or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease, exclusive license, or other disposition is to a wholly-owned subsidiary of the Company).

(bb) "Spouse" means a spouse, a party to a civil union, a registered domestic partner, a same-sex spouse or partner, or any person in a Marital Relationship with a Member.

(cc) "Transfer" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Units or any interest (including a beneficial interest or "transferable interest" as defined by Section 102(29) of the Act) therein. "Transfer" when used as a noun, and "Transferred" when used to refer to the past tense, shall have correlative meanings. "Transferor" and "Transferee" mean a Person who makes or receives a Transfer, respectively.

(dd) "Unit" has the meaning set forth in Section 2.02(d) above.

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(ee) "Voting Member" means a Member holding Voting Units.

ARTICLE XI
Miscellaneous

Section 11.01 Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Utah, without giving effect to any choice or conflict of law provision or rule (whether of the State of Utah or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of Utah.

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with this Agreement or the transactions contemplated hereby, shall be brought in the state and federal courts, in each case located in the Utah County, Utah. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 11.04 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.04):

If to the Company:	Clearwater Distilling Company LLC 564 North 1200 East Lehi, Utah 84043 Attention: Matthew D. Eau Claire Email: matt@clearwaterdistilling.com
with a copy to:	Dinsmore & Shohl LLP 255 E. Fifth Street, Suite 1900 Cincinnati, OH 45202 E-mail: allan.daily@dinsmore.com Attention: Allan Daily
If to the Manager:	Matthew D. Eau Claire 564 North 1200 East Lehi, Utah 84043

DocuSign Envelope ID: A9298EB2-F00B-44D2-8C5A-2F5DBA258267

If to a Member, to such Member's respective mailing address, facsimile number or email address, as applicable, as set forth on the Members Schedule.

Section 11.05 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Units are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.07 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns. This Agreement may not be assigned by any Interest Holder except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 11.08 Amendment. Except as otherwise provided by this Agreement, no provision of this Agreement may be amended or modified except by an instrument in writing executed by the percentage of Units as may be required by Section 3.07 hereof. Any such written amendment or modification will be binding upon the Company and each Member. Any proposed amendment hereto that negatively or disproportionately impacts, or is likely to negatively or disproportionately impact, one or more classes of Members, shall require the approval of the Majority of the Units to be impacted by the proposed amendment.

Section 11.09 Accounting Methods. The Company books and records shall be prepared and maintained in accordance with such method of accounting as determined to be appropriate by the Manager, consistently applied, except that the Members' Capital Accounts shall be maintained as provided in this Agreement.

Section 11.10 Confidentiality. Each Interest Holder and Manager acknowledges that during the term of this Agreement, such Interest Holder and/or Manager will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, intellectual property, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (collectively, "Confidential Information"). In addition, each Interest Holder and Manager acknowledges that (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information, (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace, and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Interest Holder or Manager is subject, no Interest Holder or Manager shall, directly or indirectly, disclose or use (other than solely for the purposes of such Interest Holder monitoring and analyzing its investment in the Company or as required for a Manager to perform his duties to the Company) at any time including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Interest Holder or Manager is or becomes aware. Each Interest Holder and Manager in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(a) Nothing contained in Section 11.10 shall prevent any Interest Holder or Manager from disclosing Confidential Information (i) to the extent compelled by legal or regulatory process or required or requested pursuant to subpoena, interrogatories, or other discovery requests, (ii) to the extent necessary in connection with the exercise of any remedy hereunder, (iii) to any other Interest Holder or Manager, or the Company, (iv) to such Interest Holder's or Manager's representatives who, in the reasonable judgment of such Interest Holder or Manager, need to know such Confidential Information and agree to be bound by the provisions of this Section 11.10 as if an Interest or Manager, or (v) to any potential Permitted Transferee in connection with a proposed Transfer of Units from such Interest Holder, if such potential Permitted Transferee agrees in writing to be bound by the provisions of this Section 11.10 (or a substantially similar confidentiality agreement) as if an Interest Holder or Manager before receiving such Confidential Information; provided that, in the case of any such disclosure, such Interest Holder or Manager shall notify the Company and other Interest Holders of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Interest Holders) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company.

(b) The restrictions of Section 11.10(i) shall not apply to Confidential Information that (x) is or becomes generally available to the public other than as a result of a disclosure by an Interest Holder or Manager in violation of this Agreement, (y) is or has been independently developed or conceived by such Interest Holder or Manager without use of or reference to Confidential Information, or (z) becomes available to such Interest Holder or Manager on a non-confidential basis from a source other than the Company, or the other Interest Holders or Managers; provided, that such source is not known by the receiving Interest Holder or Manager to be bound by a confidentiality agreement regarding the Company. The obligations of each Interest Holder and Manager under this Section 11.10 shall survive (i) the termination, dissolution, liquidation, and winding up of the Company and (ii) the dissociation of such Interest Holder or removal of such Manager.

Section 11.11 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 11.13 Entire Agreement. This Agreement, together with the Articles of Organization and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, records, representations, and warranties, both written and oral, whether express or implied, with respect to such subject matter.

Section 11.14 No Third-Party Beneficiaries. Except as provided in Article VII, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.15 Spousal Consent. At the request of the Manager, in its sole discretion, each Member shall cause such Member's Spouse to execute and deliver to the Company a spousal consent (unless such Spouse is a joint owner of such Member's Units and such Spouse is a signatory hereto) in the form acceptable to the Company, pursuant to which the Spouse acknowledges that he or she has read and understood the Agreement and agrees to be bound by its terms and conditions.

Section 11.16 Alcohol Laws, Regulations, Licenses, and Permits. Each Interest Holder represents and warrants that such Interest Holder shall promptly provide all information, execute all documents, and do all other things reasonably requested (without, however, assuming or undertaking any monetary liability) by the Manager in connection with the Company's application for, or obtaining or maintenance of, any liquor, beverage or other license or permit sought or held by the Company. Where any refusal to comply with the foregoing representation lasts for twenty-one (21) calendar days after receipt of a written request by the Manager or an Interest Holder's ownership of Membership Interest would constitute a breach of any laws, regulations, or any of the Company's other legal obligations, including but not limited to "tied-house" laws or in any way negatively impact the Company's ability to obtain or maintain any liquor, beverage, or other license or permit sought or held by the Company, the Manager may, in its sole discretion, elect to treat the breaching Interest Holder as a Departing Member and may repurchase such breaching Member's Units in accordance with Section 6.04 above. Any failure by the Company or the Manager to request any information, documents, certificates, or any other things from any Member at any time or from time to time shall not constitute a waiver of the right to do so at any other time.

ARTICLE XII
Investment Representations and Warranties; Indemnification

Section 12.01 Investment Representations, Warranties, and Indemnification. Each Interest Holder hereby represents warrants and covenants to the Company as follows:

(a) The Interest Holder is acquiring Units solely for such Interest Holder's own account, for investment purposes, and not with a view to resale or distribution;

(b) The Interest Holder recognizes that investments of the type contemplated by the Company involve risks, and the Interest Holder has taken full cognizance of and understands such risks;

(c) The Interest Holder has been provided with all information and documents relating to the Company and its proposed business and operations as necessary for Interest Holder to make an informed investment decision; the Interest Holder has been afforded an opportunity to request any and all relevant information concerning such matters, and has been provided with all information the Interest Holder has requested and with copies of all documents that have been requested; and the Interest Holder has read, thoroughly reviewed, and understands all such documents and information;

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(d) The Interest Holder has not and shall not take any action that is unlawful or would otherwise cause the Company to be in violation or breach of any laws, regulations, or any of the Company's other legal obligations, including but not limited to "tied-house" laws.

(e) In connection with the purchase of Membership Interest/Units:

(i) the Interest Holder has been fully informed of the circumstances under which the Interest Holder is required to take and hold a Units pursuant to the requirements of the Securities Act and other applicable securities laws, including state and Blue Sky laws;

(ii) the Interest Holder has been informed by the Company that a Unit is not registered under the Securities Acts and may not be transferred, assigned, or otherwise disposed of unless subsequently registered under the Securities Acts or an exemption from such registration is available;

(iii) the Interest Holder understands that the Company is under no obligation to register the Interest Holder's Units under the Securities Act or state securities laws or to comply with any applicable exemption or exemptions to the Securities Act or state securities laws with respect to such Interest Holder's Units; and

(iv) stop transfer instructions will be noted on the records of the Company and any certificate or other document evidencing ownership of the Units will bear a legend restricting the transfer thereof.

(f) The Interest Holder understands that this Agreement contains restrictions on the transfer, assignment, and disposition of the Interest Holder's Units, and that, in addition to such restrictions, the Interest Holder covenants and agrees that such Interest Holder's Units shall not be sold, assigned, transferred, or otherwise disposed of unless: (i) such sale, assignment, transfer, or disposition is exempt from registration under the Securities Acts and, if the Company so requests, an opinion satisfactory to the Company to such effect has been rendered by counsel satisfactory to the Company; or (ii) a registration statement covering such Interest Holder's Units is effective under the Securities Act.

(g) In connection with the sale or transfer of interests within any non-individual Interest Holder, no Person has been admitted to such partnership, trust, corporation, or other entity whose participation or investment therein, or whose indirect participation or investment in the Company, constitutes, or would constitute, a violation on the part of the Company of the Securities Act or other applicable securities laws; nor does the manner in which any such sale or transfer of interests within any non-individual Interest Holder has been conducted constitute a violation on the part of the Company of the Securities Act or other applicable securities laws.

(h) The Interest Holder has such knowledge and experience in financial and business matters, particularly as contemplated to be undertaken by the Company, so as to be capable of evaluating the merits and risks of the acquisition of Units. In addition, the Interest Holder can afford the loss of the Interest Holder's entire investment in the Company.

(i) All transactions contemplated by this Agreement to be performed by each Interest Holder, if an entity, have been duly authorized by all necessary action of its partners, trustees, Managers, or other governing body and by the owners of all the equity interests in such Interest Holder; the consummation of this Agreement will not result in a breach or violation of, or default under, the partnership agreement, trust agreement, articles of organization, operating agreement, or other governing document of such Interest Holder or any agreement by which the Interest Holder is bound or any statute, regulation, order, or other law to which the Interest Holder is subject; and this Agreement is a binding and enforceable agreement on the part of the Interest Holder.

Section 12.02 Indemnification. Each Interest Holder shall and does hereby agree to indemnify and hold harmless the Company and each other Interest Holder from any damages, claims, expenses, losses, or actions resulting from a breach by such Interest Holder of any of the warranties and representations contained in this Article XII or the untruth of any of the warranties and representations contained in this Article XII.

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SIGNATURE PAGE TO AMENDED AND RESTATED OPERATING AGREEMENT CLEARWATER DISTILLING COMPANY LLC

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

MEMBERS:

Matt Eau Claire
____
Matthew D. Eau Claire

____
Stephanie Eau Claire

Fred and Judy Metz

Fred L. Metz
____
Fred Metz

Judith Metz
____
Judy Metz

FACTORY6, INC.

By: ______________________________________

Name: Nathan Farnsworth
____

Title: President
____

Investable

By: Christopher Pagels
____

Name: Christopher Pagels
____

Title: CEO
____

____
James Pyle

COMPANY:

Clearwater Distilling Company LLC

By: Matt Eau Claire
____

Name: Matthew D. Eau Claire

Title: Manager

SOLE MANAGER:

Matt Eau Claire
____
Matthew D. Eau Claire

Adam Opalek

Craig M. Porter Rollins

David Pierson

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Schedule I
MEMBERS SCHEDULE

Member	Voting Units	Non-Voting Units	Crowdfunding Units	Total Units	Ownership Percentage	Voting Percentage
Matt Eau Claire	1,801,000			1,801,000	48.668%	63.338%
Stephanie Eau Claire	299,999			299,999	8.107%	10.550%
James Pyle	299,999			299,999	8.107%	10.550%
Factory 6	299,999			299,999	8.107%	10.550%
Fred & Judy Metz		299,999		299,999	8.107%	0.000%
Adam Opalek	100,000			100,000	2.702%	3.517%
Craig Rollins	25,000			25,000	0.676%	0.879%
David Pierson	17,500			17,500	0.473%	0.615%
Investable		106,500		106,500	2.878%	0.000%
CrowdFunding Investors			450,593	450,593	12.176%	0.000%
	2,843,497	**406,499**	**450,593**	**3,700,589**		